Filed by RF Micro Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.

Commission File No.: 000-22660

Date: February 24, 2014

Employee Letter

Subject: RFMD to Merge with TriQuint to Create a New Leader in RF Solutions

Fellow RFMD Employees,

Today, we announced that RFMD has signed a definitive agreement to merge with TriQuint, creating a new leader in RF solutions. TriQuint is a leader in high-performance RF components for wireless communication and is widely regarded for its technology excellence and R&D capabilities.

First, we want you to know that we remain committed to making RFMD the best possible place to work for all of us. Our employees are core to the success of our business.

This also means that we want to build the strongest company possible. This merger will enable us to build a stronger and more diversified market leader dedicated to being the industry’s most innovative, profitable and trusted company.

As you know, the wireless industry today is facing rapidly increasing demand for mobile data, and our customers are evolving quickly to deliver next-generation mobile devices and network infrastructure. The merged company will bring under one roof all the necessary building blocks to create better and more innovative solutions that simplify design and conserve energy, while improving performance.

The new company will have a new name, which we will announce in due course, and a shared leadership team. Upon completion of the combination, which we expect to happen in the second half of calendar year 2014, I will serve as Chief Executive Officer and TriQuint CEO Ralph Quinsey will serve as Non-Executive Chairman. TriQuint CFO Steve Buhaly will serve as Chief Financial Officer and RFMD CFO Dean Priddy will serve as Executive Vice President of Administration, reporting to the CEO and responsible for integration and synergy value creation.

Additional senior leaders of the combined company will include RFMD’s Eric Creviston as President of Mobile Products, TriQuint’s James Klein as President of Infrastructure and Defense Products, TriQuint’s Steven Grant as Corporate Vice President for Fab Technology & Manufacturing and RFMD’s Jim Stilson as Corporate Vice President for Assembly/Test Technology & Manufacturing. Other leaders will be named later this year.

The Board of Directors will have 10 seats, with 5 appointed by RFMD and 5 appointed by TriQuint. The company will maintain dual headquarters for an extended period of time.

This transaction positions us for new growth opportunities in three large global markets (mobile devices, network infrastructure, and defense/aerospace) with scale advantages, a strengthened product portfolio, and a greatly improved operating model.

This combination brings exciting opportunities for our employees for the long term. Merging with TriQuint strengthens our position in the industry and provides the potential to accelerate growth and scale investment in new products and solutions.

We are developing a comprehensive integration plan for the two companies that will be implemented after the closing. Teams of people from both companies will be participating in the integration planning. We will update you as more information becomes available.

Today’s news doesn’t change the task we have ahead of us in the next several months. We are still operating as RFMD and we have goals we have set as a company. We want everyone to stay focused on meeting those targets.

We have created an FAQ to help answer some of the questions you may have. If you have any additional questions, we encourage you to speak with your manager or your Human Resources representative. The press release announcing the transaction is at ir.rfmd.com and you can view a deal fact sheet at rfmd.com/infographic.

Thank you for your continued dedication. We appreciate all your efforts as we take this exciting step together.

Bob Bruggeworth

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.

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